sembcorp

RECEIVED

2008 OCT 10 P 12:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

19 September 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08005317

SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

PROCESSED
OCT 15 2008
THOMSON REUTERS

Encs

C:jesstan/SgxnetAnn/SECltr

dlw 10/14

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the ~~sale,~~ transfer~~, cancellation and/or use~~:	19 September 2008	
b)	Purpose of such ~~sale,~~ transfer~~, cancellation and/or use~~:	Executives' Shares Option Plan	
c)	Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~:	38,875	
d)	Number of treasury shares before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	8,561,369
		After change	8,522,494
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	0.48%
		After change	0.48%
f)	Value of the treasury shares if they are used for a ~~sale or~~ transfer~~, or cancelled~~:	S$161,160.20	

Kwong Sook May
Company Secretary

19 September 2008

END